UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. __*)

TENNESSEE COMMERCE BANCORP, INC.
(Name of Issuer)

COMMON STOCK, $0.50 PAR VALUE
(Title of Class of Securities)

88043P 10 8
(CUSIP Number)

DECEMBER 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[   ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 88043P 10 8                                                                                                                                                             Schedule 13G

1.     NAME OF REPORTING PERSON.
        JOSEPH R. GREGORY

        IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)     [X]
        (b)     [  ]

3.     SEC USE ONLY

4.     CITIZENSHIP OR PLACE OF ORGANIZATION
                UNITED STATES OF AMERICA

Number of Shares            5.     SOLE VOTING POWER                    203,632**
Beneficially Owned
by Each Reporting
Person with                   6.     SHARED VOTING POWER                         0**

                                               7.     SOLE DISPOSITIVE POWER           203,632**

                              8.     SHARED DISPOSITIVE POWER               0**

 9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        203,632**

10.    CHECK BOX IF AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [  ]

11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         6.3%

12.    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         IN

**See Item 4 of this filing.

CUSIP NO. 88043P 10 8                                                                                                                                                                         Schedule 13G

1.     NAME OF REPORTING PERSON.
          KINGSWAY, L.L.C.

          IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a)     [X]
          (b)     [  ]

3.     SEC USE ONLY

4.     CITIZENSHIP OR PLACE OF ORGANIZATION
        VIRGINIA

Number of Shares            5.     SOLE VOTING POWER               40,000**
Beneficially Owned
by Each Reporting
Person with                      6.     SHARED VOTING POWER                  0**

                                           7.     SOLE DISPOSITIVE POWER       40,000**

                                           8.     SHARED DISPOSITIVE POWER         0**

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         40,000**

10.    CHECK BOX IF AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)     [  ]

11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         1.2%

12.    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         OO

**See Item 4 of this filing.

ITEM 1.(a)    NAME OF ISSUER

                       TENNESSEE COMMERCE BANCORP, INC.

ITEM 1.(b)    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

                       381 MALLORY STATION ROAD, SUITE 207
                       FRANKLIN, TN 37067

ITEM 2.(a)    NAME OF PERSON FILING

                       (I) JOSEPH R. GREGORY
                       (II) KINGSWAY, L.L.C.

ITEM 2.(b)    ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

                       (I) - (II)  620 SHELBY STREET
                                    BRISTOL, TENNESSEE 37620

ITEM 2.(c)    CITIZENSHIP

                       (I)  UNITED STATES OF AMERICA
                       (II) VIRGINIA

ITEM 2.(d)   TITLE OF CLASS OF SECURITIES

                       COMMON STOCK, $0.50 PAR VALUE

ITEM 2.(e)    CUSIP NUMBER

                       88043P 10 8

ITEM 3.         IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-l(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

                       NOT APPLICABLE

ITEM 4.        OWNERSHIP

              Joseph R. Gregory is the direct beneficial owner of 163,632 shares of the Issuer,  30,000 of which constitute stock options which are currently exercisable. Mr. Gregory is the Manager of Kingsway, L.L.C. (“Kingsway”) and is a member of Kingsway.  By virtue of his position as a member of Kingsway, he has indirect beneficial ownership of 7.3% of the 40,000 shares of the Issuer held by
             Kingsway and may be  deemed to be the indirect beneficial owner of the remainder of the shares of the Issuer  held by Kingsway.
             By virtue of his position as Manager of Kingsway, Mr. Gregory has  the sole power to vote and dispose of, and to direct the vote and disposition of, all of the shares of the Issuer held by Kingsway.

(a) AMOUNT BENEFICIALLY OWNED	DIRECT		INDIRECT
(I) JOSEPH R. GREGORY	163,632	*	40,000
(II) KINGSWAY, L.L.C.	40,000		0

* Includes 30,000 stock options

ITEM 4.(b) PERCENT OF CLASS	DIRECT	INDIRECT
(I) JOSEPH R. GREGORY	5.1%	1.2%
(II) KINGSWAY, L.L.C.	1.2	0.0

ITEM 4. (c)     NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS
(i) SOLE POWER TO VOTE OR TO DIRECT THE VOTE
(I) JOSEPH R. GREGORY	203,632
(II) KINGSWAY, L.L.C.	40,000

(ii) SHARED POWER TO VOTE OR DIRECT THE VOTE
(I) JOSEPH R. GREGORY	0
(II) KINGSWAY, L.L.C.	0

(iii) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF
(I) JOSEPH R. GREGORY	203,632
(II) KINGSWAY, L.L.C.	40,000

(iv) SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF
(I) JOSEPH R. GREGORY	0
(II) KINGSWAY, L.L.C.	0

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

NOT APPLICABLE

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

NOT APPLICABLE

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

NOT APPLICABLE

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

NOT APPLICABLE

ITEM 9 .	NOTICE OF DISSOLUTION OF GROUP

NOT APPLICABLE

ITEM 10.	CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 23, 2006

KINGSWAY, L.L.C.
/s/ Joseph R. Gregory	/s/ Joseph R. Gregory

Name: Joseph R. Gregory	Name: Joseph R. Gregory Title: Manager

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

EXHIBIT INDEX

Exhibit No.	Description
99.1	Joint Filing Agreement